UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 10, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 10, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD SUCCESSFULLY COMPLETES
REFURBISHMENT OF ESMERALDA MILL

August 10, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that it has completed the refurbishment of the Esmeralda Mill. The Esmeralda Mill will process material extracted from the Hollister Gold Project at which trial mining is currently underway.

The commissioning process at Esmeralda commenced in mid July. The commissioning will proceed in two phases. Following the completion of a concrete ore pad, low grade material from Hollister was shipped to Esmeralda. This material will be used for the first-phase cold commissioning of the mill with higher grade material to follow in the second phase. A Gekko float and gravity circuit will be installed and commissioned by the end of October 2009 to allow for maximum throughput of 350 tons per day and an estimated 91% recovery of the high metal content material from Hollister.

Until the Gekko float and gravity section has been commissioned, the rate of milling will be determined by the grade of material. The mill will achieve the designed rate of 350 tons per day on material with a contained grade 0.5 oz/ton Au and 3 oz/ton Ag or less, using a standard concentrator. In the interim, higher grade material will be restricted to allow for extended leach time to get optimal recovery as well as the elution of the higher metal values from the loaded carbon.

Construction of a new refinery at Esmeralda will coincide with a design completion that incorporates the new state-of the-art emission controls consistent with the Nevada Department of Environmental Protection Mercury Control Program. Commissioning of the refinery will commence upon receipt of the air quality Permit to Construct. In the interim, concentrate will be refined off site.

Capital expenditure on the refurbishment has increased as a result of an additional upgrade cost (US$1.8 million) that would allow for the plant to be expanded to a 700 tons per day operation in future as well as the cost (US$1.2 million) of certain additional environmental requirements which affect the final design and construction of the mill and associated infrastructure. The total cost of refurbishment (excluding refurbishment and commissioning of the smelter and additional investment to upsize the mill) is forecast to be US$11 million.

Ferdi Dippenaar, CEO commented; "We are pleased with the manner in which the refurbishment and upgrade of the facility was completed. No problems have thus far been encountered with the commissioning of the facility. The addition of the flotation and gravity section will allow higher throughput and recoveries of the high grade material being extracted at Hollister. Projected milling costs of approximately US$110/ton, transportation included, are significantly lower than the treatment costs currently incurred. Since acquiring the Esmeralda mill and property, the Company has evaluated the option of increasing the capacity of the mill to 700 tons per day. A decision to increase the capacity of the mill will be determined by the conclusions from the desk top study due for completion in August. This study includes a review of the Esmeralda deposit, a past producer, to determine the potential to re-open the mine."

Johan Oelofse, Pr.Eng, FSAIMM, Great Basin's Chief Operating Officer, a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, has reviewed and approved the information in this news release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301-1800
Michael Curlook in North America 1 888 633-9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.